UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES SIGNING LONG-TERM PARTNERSHIP AGREEMENT WITH BELAZ

Moscow, Russia — November 28, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the signing of a long-term partnership agreement with BelAZ OAO during the session of the Supreme State
Council of the Union State of Russia and Belarus held on the level of heads of state.
Mechel OAO’s Chairman of the Board of Directors Igor Zyuzin and BelAZ OAO’s
General Director Pyotr Parkhomchik signed the long-term partnership agreement in the presence of Russian President Dmitry Medvedev, Belarusian President
Alexander Lukashenko, Russian Prime Minister Vladimir Putin, Belarusian Prime
Minister Mikhail Myasnikovich, Chairman of the Federation Council of Russian
Federation’s Federal Assembly Valentina Matviyenko, Chairman of the Republic
Council of Belarus Republic’s National Assembly Anatoly Rubinov, Chairman of the
State Duma of Russian Federation’s Federal Assembly Boris Gryzlov and Chairman
of the Chamber of Representatives of Belarus Republic’s National Assembly
Vladimir Andreychenko.
Mechel OAO and BelAZ OAO agreed in principle to sign the agreement for a 10-year partnership in August 2011, when Mechel OAO’s delegation headed by the company’s
Chairman of the Board of Directors Igor Zyuzin visited Minsk by Belarusian Prime
Minister Mikhail Myasnikovich’s invitation to discuss ways to improve Mechel
Group’s ties with Belarusian enterprises.
The long-term partnership agreement provides for supplies of BelAZ-produced mining dump trucks to Mechel’s enterprises, supplies of spare parts for those trucks, setting up production of cargo platforms for BelAZ mining dump trucks on
Mechel’s plants, certification of a Mechel subsidiary as one of BelAZ’s service centers in the Russian Federation.
Mechel Group’s mining division, which is one of BelAZ’s chief customers in
Russia, plans to acquire mining dump trucks mainly for use on the Elga coal deposit with estimated reserves of 2.2 billion tonnes of coking coal, which is located in southeastern Republic of Sakha (Yakutia). Mining at this deposit, which is one of the world’s largest, commenced in August 2011.
“The signed agreement consolidates reliable and fruitful ties between Mechel and
Belarusian Autoworks. The attention and support given to our companies’
partnership on the highest level are proof of the strategic importance of our joint efforts. I consider this a key event and the first step which will help streamline and develop Mechel OAO’s friendly ties with our current and future partners within the framework of the Union State and the Eurasian Economic
Community. This is particularly important for Mechel Group, as our company owns assets in Kazakhstan and is a longstanding and efficient partner for companies based in other member-states of the Eurasian Economic Community,” Mechel OAO’s
Chairman of the Board of Directors Igor Zyuzin said.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 28, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO